CLIFFORD CHANCE US LLP 31 West 52nd Street New York, NY 10019-6131 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

May 15, 2023

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Karen Rossotto, Senior Counsel, Division of Investment Management

Ms. Melissa McDonough, Staff Accountant, Division of Investment Management

Re:	Aetos Multi-Strategy Arbitrage Fund, LLC (File Nos. 333-270880 and 811-21061), Aetos Distressed Investment Strategies Fund, LLC (File Nos. 333-270882 and 811-21059) and Aetos Long/Short Strategies Fund, LLC (File Nos. 333-270881 and 811-21058)

Dear Ms. Rossotto and Ms. McDonough:

On behalf of our clients, Aetos Multi-Strategy Arbitrage Fund, LLC, Aetos Distressed Investment Strategies Fund, LLC and Aetos Long/Short Strategies Fund, LLC, (each a “Fund,” and collectively, the “Funds”), set forth below are the responses of the Funds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on April 27, 2023 and May 10, 2023 in connection with the registration statements (each, a “Registration Statement,” and collectively, the “Registration Statements”) for each of the Funds, filed with the SEC on March 27, 2023 on Form N-2, and the financial statements therein, which were incorporated by reference from the certified shareholder reports for each of the Funds, filed with the SEC on April 4, 2023 on Form N-CSR (each, a “Certified Shareholder Report,” and collectively, the “Certified Shareholder Reports”). Below, we provide your comments and the Funds’ responses. To the extent edits to the Registration Statements filed on March 27, 2023 are necessary to respond to the comments, they will be reflected in a pre-effective amendment to the Registration Statement for each of the Funds, which will be filed via EDGAR on or about May 23, 2023 (the "Pre-Effective Amendment No. 1"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statements.

Karen Rossotto

Melissa McDonough

May 15, 2023

REGISTRATION STATEMENT

Comment 1.	In the "Principal Investment Strategy/Strategies" section, please restate the following underlined language in plain English: "In addition, the Aetos Long/Short Strategies Fund may allocate a portion of its assets to Portfolio Managers that invest in long or short only strategies under certain circumstances in order to achieve a desired balance between its relative long and short exposure and/or to exploit perceived alpha generating opportunities."

Response 1. In response to the Staff’s comment, the following change will be made in Pre-Effective Amendment No. 1:

In addition, the Aetos Long/Short Strategies Fund may allocate a portion of its assets to Portfolio Managers that invest in long or short only strategies under certain circumstances in order to achieve a desired balance between its relative long and short exposure and/or to ~~exploit perceived alpha generating opportunities~~take advantage of perceived opportunities to generate returns.

Comment 2.	In the "Limits of Risk Disclosures" section, please delete the first sentence as it implies the registration statement is materially incomplete.

Response 2. The Funds believe that, as of the date of the Registration Statement, all of the principal risks of investing in each Fund are disclosed in the Prospectus. The Funds note that the penultimate sentence of the above-referenced paragraph states: “In addition, as the Funds’ investment programs change or develop over time, an investment in a Fund may be subject to risk factors not described in this prospectus.” The Funds respectfully submit that this disclosure is accurate and identifies a legitimate limitation on the risk disclosure currently set forth in the Registration Statement, consistent with the title of the section in which it is found, as the Registration Statement cannot address changes in market or economic climate or the Funds' investment programs that may affect the risks to which they are subject that occur after the Registration Statement. By way of example, prior to the COVID-19 pandemic, many registrants across the industry had not contemplated adding any meaningful disclosure relating to pandemics or mass public health events in their registration statements. For these reasons, the Funds respectfully decline to make the requested change.

Comment 3.	Please discuss why the use of contingent convertible securities was removed from "The Investment Programs of the Funds" disclosure for Aetos Multi-Strategy Arbitrage Fund, LLC, but the risk disclosure related thereto was retained.

Response 3. Aetos Multi-Strategy Arbitrage Fund, LLC removed the language related to contingent convertible securities ("CoCos") from its investment program disclosure in 2021. The Fund removed the discussion of CoCos because the Portfolio Managers to which the Fund's assets were allocated did not utilize CoCos as a principal strategy, however, the discussion of CoCos was retained in the risk section because such securities continue to be held by Portfolio Funds and/or Portfolio Accounts.

Karen Rossotto

Melissa McDonough

May 15, 2023

Comment 4.	Under "Repurchases of Interests and Transfers," please affirmatively disclose that investors will receive ninety-five percent (95%) of repurchase proceeds no later than sixty-five (65) days after the expiration date of the offer and will receive the remaining five percent (5%) within two (2) business days following completion of the Fund's the annual audit.

Response 4. The Funds intend to pay the value of the Interests or portions thereof that are repurchased within sixty-five (65) days after the expiration date of the offer. If the entire Interest of the Member is repurchased, the Funds intend to pay 95% of the estimated value of such Interest and the remaining balance will be paid promptly after completion of such Fund's annual audit. While the Funds intend to pay such balance as soon as reasonably practicable, the Funds believe that two (2) business days is not reasonable and does not reflect recent Staff comments on this issue.1 In response to the Staff’s comment, the following change will be made in Pre-Effective Amendment No. 1:

Due to liquidity restraints associated with each Fund’s investments in Portfolio Funds and the fact that a Fund will normally have to effect withdrawals from those funds to pay for Interests being repurchased, it is presently expected that, under the procedures applicable to the repurchase of Interests, Interests will be valued for purposes of determining their repurchase price approximately one month after the date by which Members must submit a repurchase request (the “Valuation Date”) and that a Fund will generally pay the value of the Interests or portions thereof repurchased (or as discussed below, 95% of such value in the case a Member’s entire Interest is repurchased) approximately one month after the Valuation Date and, generally, no more than 65 days following the expiration of the offer to repurchase Interests, or if the Fund has requested withdrawals of its capital from any Portfolio Funds in order to fund the purchase of Interests, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from the Portfolio Funds. The amount that a Member may expect to receive on the repurchase of the Member’s Interest (or portion thereof) will be the value of the Member’s capital account (or portion thereof being repurchased) determined on the Valuation Date and based on the net asset value of the relevant Fund’s assets as of that date, after giving effect to all allocations to be made as of that date to the Member’s capital account. This value will be subject to adjustment upon completion of the annual audit of the relevant Fund’s financial statements for the fiscal year in which the repurchase is effected (which it is expected will be completed within 60 days after the end of each fiscal year). If the entire Interest of a Member is repurchased, the initial payment will be 95% of the estimated value of the Interest and the balance due will be determined and paid promptly, and, generally, no more than 5 business days, after completion of the relevant Fund’s audit and be subject to audit adjustment.

[1]	See, e.g., Response to Staff Comment Letter re: iCapital KKR Private Markets Fund, et al.; File No. 811-22963, as filed with the Commission on June 8, 2022, Comment #10 ("In the “Repurchases of Shares” section, please clearly disclose from the outset that the fund will not make full payment later than 65 days after the last day shares may be tendered by that repurchase offer, except that full payment of a 5% annual audit hold back may be made not more than 5 business days after the completion of the annual audit."); Response to Staff Comment Letter re: Constitution Capital Private Markets Fund, LLC; File No. 811-23787, as filed with the Commission on June 29, 2022, Comment #22 ("Please disclose that full payment of the 5% annual audit holdback will be made no later than 5 business days after completion of the annual audit."); Response to Staff Comment Letter re: Delaware Wilshire Private Markets Tender Fund; File Nos. 333-265303 and 811-23562, as filed with the Commission on November 14, 2022, Comment #5 ("Please clearly disclose at the outset of the repurchase disclosure, and everywhere else in the prospectus that disclosure appears about repurchase offers, that in no case will the Fund make full payment of all consideration offered in any repurchase offer later than 65 days after the last day that shares may be tendered pursuant to the repurchase offer, except that full payment of the 5% annual audit holdback will be made no later than 5 business days after completion of the annual audit.")

Karen Rossotto

Melissa McDonough

May 15, 2023

Comment 5.	The Registration Statement is materially incomplete with respect to required financial information. Please confirm this information will be updated in subsequent filings.

Response 5. The Funds confirm that the required financial information will be updated in Pre-Effective Amendment No. 1.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-3495 or Clifford Cone at (212) 878-3180. Thank you.

Best Regards,

/s/ Emily Picard

Emily Picard

Clifford Chance US LLP

cc:	Aetos Alternatives Management, LP

Harold Schaaff

Scott Sawyer

Reid Conway

Clifford Chance US LLP

Leonard B. Mackey, Jr.

Clifford R. Cone

Dennis Morrisroe